AB 3/20

AB 3/8

12013112

UN
SECURITIES AND
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68495

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1851 Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) | Connecticut (State) | 06102-5056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary C. Tebbetts | (518) 479-8353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street (Address) | Hartford (City) | Connecticut (State) | 06103-3404 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/16

OATH OR AFFIRMATION

I, Gary C. Tebbetts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1851 Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

LAURA E. SANTINO
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2013

Laura E Santino
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange commission Rule 17a-5
For the Year Ended December 31, 2011

pwc

1851 Securities, Inc.

(a wholly-owned subsidiary of PM Holdings, Inc.)
Financial Statements and Supplementary Schedule pursuant to Securities and Exchange commission Rule 17a-5
For the Year Ended December 31, 2011

1851 Securities, Inc.
Table of Contents

pwc

Report of Independent Auditors

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of 1851 Securities, Inc. (the "Company") at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 1, the Company has significant transactions with its affiliates, Phoenix Life Insurance Company, PHL Variable Insurance Company and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

As discussed in Note 2, the Company has restated its 2010 financial statements to correct errors. As the prior period financial statements have not been presented herein, the effect of the restatement has been presented in Note 2.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

1851 Securities, Inc.
Statement of Financial Condition as of December 31, 2011

	2011
Assets:	
Cash and cash equivalents	$ 1,500,012
12b-1 fees receivable from affiliate	932,617
Commission allowance receivable from affiliate	28,312
Federal income taxes receivable from affiliate	56,826
Prepaid regulatory expenses	12,962
Total assets	**$ 2,530,729**
Liabilities:	
Commission payable to third parties	$ 27,629
Payable to affiliate	946,262
Total liabilities	**973,891**
Stockholder's Equity:	
Common stock, par value $0.01 (100 shares authorized, issued and outstanding)	1
Additional paid-in capital	3,184,816
Accumulated deficit	(1,627,979)
Total stockholder's equity	**1,556,838**
Total liabilities and stockholder's equity	**$ 2,530,729**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Operations for the Year Ended December 31, 2011

	2011
Revenues:	
12b-1 fees	$ 4,142,608
Commission allowance	10,144,835
Total revenues	**14,287,443**
Expenses:	
12b-1 expense	4,142,608
Commission expense	10,144,835
Salary and other compensation	783,351
Regulatory fees	98,220
Other operating expenses	284,293
Total expenses	**15,453,307**
Loss before income taxes	**(1,165,864)**
Income tax benefit	(56,826)
Net loss	**$ (1,109,038)**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Stockholder's Equity for the Year Ended December 31, 2011

	2011
Common Stock:	
Balance, beginning of year	$ 1
Common shares issued	--
Balance, end of year	**$ 1**
Additional Paid-in Capital:	
Balance, beginning of year	$ 618,951
Capital contribution received from parent	2,565,865
Balance, end of year	**$ 3,184,816**
Accumulated Deficit:	
Balance, beginning of year	(518,941)
Net loss	(1,109,038)
Balance, end of year	**$ (1,627,979)**
Total Stockholder's Equity:	
Balance, beginning of year	$ 100,011
Change in stockholder's equity	1,456,827
Balance, end of year	**$ 1,556,838**

The accompanying notes are an integral part of these financial statements.

1851 Securities, Inc.
Statement of Cash Flows for the Year Ended December 31, 2011

	2011
Cash Flows from Operating Activities:	
Net loss	$ (1,109,038)
Adjustments to Reconcile Net Income to Net Cash Used for Operating Activities:	
Operating expenses paid by affiliate	1,165,864
Increase in 12b-1 fees receivable from affiliates	(11,138)
Increase in commission allowance receivable from affiliate	(24,204)
Increase in prepaid regulatory expenses	(516)
Increase in federal income tax receivable from affiliate	(56,826)
Increase in commission payable to third parties	27,629
Increase in payable to affiliate	8,229
Cash provided by operating activities	--
Cash Flows from Financing Activities:	
Capital contribution received from parent	1,400,000
Cash provided by financing activities	1,400,000
Net increase in cash and cash equivalents	**1,400,000**
Cash and cash equivalents, beginning of period	**100,012**
Cash and cash equivalents, end of period	**$ 1,500,012**

During the year ended December 31, 2011, the Company received $2,565,865 in capital contributions, of which $1,400,000 was in cash and $1,165,865 related to operating expenses paid on 1851 Securities Inc.'s behalf by PHL Variable Insurance Company in accordance with their expense agreement (see Footnote 3 for additional information on transactions with affiliates).

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Significant Accounting Policies

Description of Business

1851 Securities, Inc. ("1851") is a Delaware company organized on January 6, 2010 and licensed as a securities broker and dealer with the Financial Industry Regulatory Authority ("FINRA") on September 7, 2010. 1851 is a wholly owned subsidiary of PM Holdings, Inc ("PM Holdings"). PM Holdings is a wholly-owned subsidiary of Phoenix Life Insurance Company ("PLIC"). PLIC is a wholly-owned subsidiary of The Phoenix Companies, Inc. ("Phoenix"), a publicly traded company. 1851 is the principal underwriter of variable life insurance policies and variable annuity contracts issued by the following affiliates: PLIC, PHL Variable Insurance Company ("PHL Variable") and Phoenix Life and Annuity Company. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. 1851 is authorized to do business in 49 states, the exception being Tennessee, as well as the District of Columbia.

1851 earns commission allowance based on contractual rates when the variable life or annuity product premium is funded and has no obligation past that period to perform services.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The single-year presentation is in accordance with Securities and Exchange Commission ("SEC") Rule 17a-5.

Cash

Cash and cash equivalents consist of short term deposits with an initial term of less than three months.

Income Taxes

1851 is included in the consolidated federal corporate income tax return and the combined Connecticut Corporation business tax return of Phoenix. In accordance with a written tax sharing agreement among Phoenix and its subsidiaries, income tax expense or benefit is computed as if 1851 were filing a separate federal and a separate state income tax return. 1851 receives current federal benefit for tax losses to the extent that the losses are utilized in Phoenix's consolidated federal income tax return. 1851 receives current state benefit for tax losses to the extent that the losses are utilized in Phoenix's combined Connecticut income tax return. Such amounts receivable from or payable to these affiliates are settled in accordance with the tax sharing agreement. Deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting basis and tax reporting basis for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on our assessment of the realizability of such amounts.

Revenue Recognition

12b-1 revenue is recorded as income during the period that the income is earned and is based on the daily net assets of the underlying investments funding the variable life and annuity business of 1851's affiliates. 1851 also receives commission allowances from its affiliates as compensation for commission expenses. Commission allowances are recognized at the same time the expense is incurred on the books of 1851.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Restatement of Prior Periods

In the process of the preparation of financial information during 2011, management identified errors in the Statement of Financial Condition, the Statement of Operations and the Computation of Net Capital and Aggregate Indebtedness as of and for the year ended December 31, 2010. We have evaluated these errors and determined them to be material as of and for the year ended December 31, 2010 and, therefore, restatement is required.

The adjustment to the Statement of Financial Condition reclassifies intercompany commission payable with PHL Variable in the amount of $48,374 to a commission payable to third parties. As this liability had previously offset a commission allowance receivable from affiliate, an asset due from PHL Variable of $48,374 was also required to be recorded. 1851 previously reported a net capital deficiency as of December 31, 2010. The Company made capital contributions of $350,000 on February 23, 2011 and $1,050,000 on March 8, 2011.

The adjustment to the Statement of Operations reflects the removal of commission amounts related to unregistered products, resulting in the reduction of commission allowance, total revenue, commission expense and total expenses.

The adjustments to the Statement of Financial Condition, Statement of Operations and the Computation of Net Capital and Aggregate Indebtedness are reflected in the table below:

Statement of Financial Condition	**2010**
Commission allowance receivable from affiliate, as previously reported	$ 4,108
Adjustment to commission allowance receivable from affiliate	48,374
Commission allowance receivable from affiliate, as revised	**$ 52,482**
Total assets, as previously reported	$ 1,038,044
Adjustment to total assets	48,374
Total assets, as revised	**$ 1,086,418**
Commission payable to third parties, as previously reported	$ --
Adjustment to commission payable to third parties	48,374
Commission payable to third parties, as revised	**$ 48,374**
Total liabilities, as previously reported	$ 938,033
Adjustment to total liabilities	48,374
Total liabilities, as revised	**$ 986,407**

Statement of Operations

Commission allowance, as previously reported	$ 16,959,802
Adjustment to commission allowance	(14,084,840)
Commission allowance, as revised	**$ 2,874,962**
Total revenues, as previously reported	$ 18,208,887
Adjustment to total revenues	(14,084,840)
Total revenues, as revised	**$ 4,124,047**
Commission expense, as previously reported	$ 16,959,802
Adjustment to commission expense	(14,084,840)
Commission expense, as revised	**$ 2,874,962**
Total expenses, as previously reported	$ 18,727,828
Adjustment to total expenses	(14,084,840)
Total expenses, as revised	**$ 4,642,988**

Computation of Net Capital and Aggregate Indebtedness

Total net capital, as previously reported	$ (840,022)
Adjustment to total net capital	**(48,374)**
Total net capital, as revised	**$ (888,396)**
Total aggregate indebtedness, as previously reported	$ 938,033
Adjustment to total aggregate indebtedness	**48,374**
Total aggregate indebtedness, as revised	**$ 986,407)**
Deficiency in net capital, as previously reported	$ (957,276)
Adjustment to deficiency in net capital	**(54,420)**
Deficiency in net capital, as revised	**$ (1,011,696)**

3. Transactions with Affiliates

1851 has an expense agreement dated August 15, 2010 with an affiliate, PHL Variable. Under the terms of the expense sharing agreement, PHL Variable agreed to pay all operating expenses on the Company's behalf. These operating expenses include general and administrative expenses such as state filing and registration fees, licensing fees, FINRA membership and assessment fees, Central Registration Depository account replenishment, statutory representation costs, corporate liability insurance coverage, miscellaneous costs and corporate taxes (i.e., income, franchise, privilege). 1851 is not obligated, directly or indirectly, to reimburse or otherwise compensate any party for paying expenses related to the conduct of 1851's business. 1851 incurred $1,165,864 in operating expenses for the year ended December 31, 2011, all of which were paid on 1851's behalf by PHL Variable in accordance with the expense agreement. Payment of these expenses by PHL Variable is reflected as a capital contribution within additional paid-in capital. Such expenses may not represent the amount that 1851 would report if such relationship would not exist.

Per the August 15, 2010 expense agreement, 1851 shall also pay an administrative expense to PHL Variable in an amount equal to the revenues of the 1851. To the extent that 1851's expenses exceeded revenues, 1851 has no obligation to reimburse PHL Variable for the difference. 1851 incurred administrative expenses related to 12b-1 fees and commissions of $14,287,443 during the year ended December 31, 2011.

Saybrus Equity Services, Inc., a majority-owned subsidiary of Phoenix, acts as the exclusive distributor for variable and fixed insurance products issued by PHL Variable Insurance Company with retail firms and insurance agencies. As these wholesaling services include variable products, 1851 is a party to this agreement. Commission allowance and commission expense incurred for Saybrus for the year ended December 31, 2011 was $7,747.

1851 performs underwriting services for PLIC, PHL Variable Life Insurance Company and Phoenix Life and Annuity Company, all wholly-owned subsidiaries of Phoenix. Commission income earned from these affiliates during the year ended December 31, 2011 was $10,144,835.

The Company has no employees.

4. Regulatory Matters

Net Capital Requirement

1851 is classified as a 'limited purpose' securities broker and dealer by FINRA. As such the firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and certain debt to capital ratios. Due to its limited securities activities, the rule requires the Company to maintain minimum net capital equal to the greater of either $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined under Rule 15c3-1. The Company's capital exceeded this minimum subsequent to the Company's March 8, 2011 capital contribution.

At December 31, 2011, 1851 had net capital of $526,121 and a net capital requirement of $64,926. Rule 15c-1 also requires the Company's ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2011, 1851 had an aggregate indebtedness to net capital ratio of 1.85 to 1.

Exemption from Reserve Requirements

1851 does not hold customer securities and does not perform custodial functions relating to customer accounts; therefore, the Company is exempt pursuant to Rule 15c3-3 subparagraph (k)(1)(i) from the possession and control requirements and the requirement to maintain reserves for the exclusive benefit of its customers.

1851 deals exclusively with the sale of insurance products and variable annuities and as such has filed an exemption from Security Investors Protection Corporation ("SIPC") under section 78ccc(a)(2)(A)(ii) of the Securities Investors Protection Act of 1970 ("SIPA"). As of December 31, 2011, 1851 was in compliance with the conditions of this exemption.

5. Commitments and Contingencies

1851 may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings which individually or in aggregate have a material effect on the financial position, results of operations or cash flows of the Company.

6. Income Taxes

The components of the federal income tax expense for the period ended December 31, were as follows:

	2011
Current	$ (56,826)
Deferred	--
Total income tax expense	**$ (56,826)**

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense as reported:

	2011
Statutory rate	35.0%
Valuation allowance	(33.4%)
Other	3.3%
Effective income tax rate	**4.9%**

The following summarizes the federal deferred income taxes for the period ended December 31:

	2011
Deferred Tax Assets	
Federal net operating loss carryforward	$ 532,856
State net operating loss carryforward	37,720
Gross deferred tax assets	570,576
Less valuation allowance	(570,576)
Net deferred tax asset	**$ --**

As part of the consolidated Federal return, 1851 has federal net operating loss carryforwards of $518,941 and $1,003,506 scheduled to expire in 2030 and 2031, respectively. As part of the combined Connecticut return, 1851 has state net operating loss carryforwards of $502,933 scheduled to expire in 2030.

As of December 31, 2011, we performed our assessment of deferred tax assets. Significant management judgment is required in determining the provision for income taxes and, in particular, any valuation allowance recorded against our deferred tax assets. Based on our assessment, we have determined that it is not likely that we will realize such deferred tax assets and, therefore, a full valuation allowance has been established related to the $570,576 of gross deferred tax assets at December 31, 2011. The amount of the valuation allowance has been determined based on our estimates of taxable income over the periods in which the deferred tax assets are expected to reverse.

As of December 31, 2011, 1851 does not have a liability for unrecognized tax benefits recorded in its financial statements. 1851 does not anticipate any material change in this position in the next 12 months.

There were no income taxes paid during the period ended December 31, 2011.

7. Subsequent Events

We evaluated events subsequent to December 31, 2011 and through February 28, 2012, the date of issuance of these financial statements. We have determined there have been no events that have occurred that would require adjustments to our financial statements.

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 of the Securities Exchange Act of 1934

As of December 31, 2011

		2011
Net capital		
Total stockholder's equity	$	1,556,838
Deduct assets not allowable for net capital		
12b-1 fees receivable from affiliate		932,617
Commission allowance receivable from affiliate		28,312
Federal income taxes receivable from affiliate		56,826
Prepaid regulatory expenses		12,962
Total deductions from net capital		1,030,717
Net capital before specific reduction in the market value of securities		526,121
Less securities haircuts pursuant to Rule 15c3-1		-
Net capital	$	526,121
Aggregate indebtedness		
Items included in statement of financial condition		
Commission payable to third parties	$	27,629
Payable to affiliate		946,262
Total aggregate indebtedness	$	973,891
Computation of basic net capital requirement		
Minimum net capital required (based upon aggregate indebtedness)	$	64,926
Minimum dollar requirement	$	5,000
Net capital requirement	$	64,926
Excess in net capital	$	461,195
Ratio: aggregate indebtedness to net capital		1.85 to 1

Reconciliation with Company's Computation of Net Capital On Form X-17-5 as of December 31, 2011

There are no differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared and included in the Company's amended unaudited Part II FOCUS Report as filed on February 27, 2011.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors
and Stockholder of 1851 Securities, Inc.:

In planning and performing our audit of the financial statements of 1851 Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of 1851 Securities, Inc., as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 28, 2012. The Company did not maintain effective controls over the validity and accuracy of commission revenue and commission expense, the completeness of commission receivable and payable balance, and the valuation of deferred tax assets. Specifically, the Company's controls failed to identify and properly evaluate the accounting for commission revenue streams and inter-company arrangements and to properly reconcile source documentation to the general ledger. These control deficiencies resulted in audit adjustments to the December 31, 2011 financial statements. In addition, these control deficiencies could result in a misstatement of the balances noted above that would cause a material misstatement of the Company's annual or interim financial statements that would not be prevented or detected. Accordingly, we have concluded that this control deficiency constitutes a material weakness as of December 31, 2011.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we do not believe that the Company's procedures were not adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

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